111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

April 6, 2021

VIA EDGAR CORRESPONDENCE

Matthew S. Williams
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Mr. Williams:

This letter responds to your preliminary comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on January 8, 2021 (the “Registration Statement”). The Registration Statement relates to the First Trust TCW ESG Premier Equity ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Ticker Symbol

Please update the ticker symbol for the Fund once available.

Response to Comment 1

The prospectus has been revised in accordance with this comment.

Comment 2 – Fee Table

Prior to going effective, please supplementally disclose the Fund’s contemplated management fee.

Response to Comment 2

The Fund’s management fee is anticipated to be 0.85% of average daily net assets.

Comment 3 – Portfolio Turnover

Please add to the Portfolio Turnover section that the Fund has no operational history, and therefore no historical turnover rate.

Response to Comment 3

The prospectus has been revised in accordance with this comment.

Comment 4 – Principal Investment Strategies

The Staff notes the Fund uses the term “ESG” in the name of the Fund. The Staff believes this word suggests a type of investment, and accordingly, the Fund should include an 80% Names Rule policy that covers equity securities of U.S. companies that also meet the Sub-Advisor’s ESG criteria.

Response to Comment 4

The Fund has revised its disclosure to add the following 80% policy: “Under normal market conditions, the Fund seeks to achieve its investment objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of U.S. companies that meet the Sub-Advisor’s environmental, social and governance (ESG) criteria.”

Comment 5 – Principal Investment Strategies

Please consider changing the “including investment borrowings” parenthetical in the Fund’s 80% policy to “net assets (plus any borrowings for investment purposes),” since net assets do not include investment borrowings.

Response to Comment 5

The prospectus has been revised in accordance with this comment.

Comment 6 – Principal Investment Strategies

Please explain in general terms how the ESG screens (i.e., the ESG Fundamental Score and ESG Disclosure Score) operate and are weighted. Additionally, please explain whether the ESG methodology is inclusionary or exclusionary and what types of companies/practices are included or excluded.

Response to Comment 6

The prospectus has been revised as follows:

“The Fundamental Score indicates how each company is performing relative to its peers on a number of publicly reported ESG factors. The Disclosure Score indicates how much information the company is disclosing, relative to its peers.  Some of the factors the Sub-Advisor considers include, but are not limited to, environmental factors, such as greenhouse gas and waste levels, social factors, such as diversity, employee turnover, and level of community spending, and governance factors, such as board composition, board independence, compensation structures and ESG governance.”

Comment 7 – Principal Investment Strategies

The Fund should make clear (1) whether the ESG criteria applies to each investment it makes or only some of its investments, and (2) whether ESG is the exclusive factor considered or one of several factors considered. If it is one of several factors considered, the disclosure should state that an investment could be made in a company that scores poorly in ESG but better in other categories.

Response to Comment 7

The Fund confirms that the ESG criteria applies to each security in the Sub-Advisor’s initial screening and that other factors are subsequently considered in the Sub-Advisor’s proprietary methodology for selecting the final portfolio. The prospectus has been revised in accordance with this comment; however, the Fund notes that each security selected for the portfolio will go through an initial ESG criteria screening.

Comment 8 – Principal Investment Strategies

Please describe in additional detail the rigorous fundamental analysis and qualitative and quantitative screening criteria that are noted in the investment strategy.

Response to Comment 8

The prospectus has been revised as follows:

“When identifying a company for inclusion, the Sub-Advisor reviews, among other things, the business model, the historical performance, the management team and board of directors of a company, and performs a financial analysis to determine whether a company has a low purchase price relative to the free cash flow generation of the enterprise.”

Comment 9 – Principal Investment Strategies

In accordance with the Value Stocks Investment Risk, please clarify or explain in general terms how the Sub-Advisor decides which securities to buy and sell. For example, whether the Fund emphasizes growth, value, or a blend of the two.

Response to Comment 9

The Value Stocks Investment Risk has been removed from the prospectus. Please refer to Response #8 for additional information on how the Sub-Advisor decides which securities to buy and sell.

Comment 10 – Principal Risks

In light of ESG in the name of the Fund and in the Principal Investment Strategies, please add ESG risk disclosure or explain why corresponding risk factors are not appropriate.

Response to Comment 10

In accordance with this comment, the prospectus has been revised to add the following risk factor:

RISK OF INVESTING IN ESG COMPANIES. The universe of acceptable investments for the Fund may be limited as compared to other funds due to the Fund’s ESG investment screening. This may affect the Fund’s exposure to certain companies or industries and the Fund will forgo certain investment opportunities. The Fund’s performance may be lower than other funds that do not seek to invest in companies based on ESG factors and/or remove certain companies or industries from its selection process. The Sub-Advisor seeks to identify companies that it believes may have higher ESG scores under its proprietary methodology, but investors may differ in their views of ESG characteristics. Additionally, the Fund may not remove investments from its selection process based on certain ESG standards. As a result, the Fund may invest in companies that do not reflect the beliefs and values of any particular investor.

Comment 11 – Principal Risks

The Staff notes the Principal Risks are currently ordered alphabetically. Please consider listing the risks in order of importance with most significant risks ordered first.

Response to Comment 11

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A.

Comment 12 – Principal Risks

The Staff notes the Index Constituent Risk states, “The Fund may be a constituent of one or more indices.” Please consider adding “or ETF models” to the end of the sentence, similar to the risk in the Item 9 disclosure.

Response to Comment 12

The prospectus has been revised in accordance with this comment.

Comment 13 – Principal Risks

The Staff notes that because the Fund is an actively-managed fund and provides the Management Risk, please consider adding that the Fund is actively-managed to the Principal Investment Strategies.

Response to Comment 13

The prospectus has been revised in accordance with this comment.

Comment 14 – Principal Risks

Please consider whether the Market Capitalization Deviation Risk is appropriate for an all-market capitalization fund. Additionally, please consider whether a Large Capitalization Risk would be an appropriate as a Principal Risk for the Fund.

Response to Comment 14

The Market Capitalization Deviation Risk has been removed from the Registration Statement since the Fund will invest in companies with various market capitalizations.

Comment 15 – Principal Risks

Relating to the Significant Exposure Risk, please consider disclosing the asset classes, geographic locations, and industries or sectors that the Fund may be significantly invested in the Principal Investment Strategies section.

Response to Comment 15

The Fund has revised its prospectus to add risk disclosure and corresponding strategy disclosure relating to the Fund’s exposure to industrials and information technology companies. The Fund notes it will not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries.

Comment 16 – Principal Risks

The Staff notes the Value Stocks Investment Risk states, “Value stocks also may decline in price, even though in theory they are already underpriced.” Please consider rephrasing to clarify that “underpriced” is an opinion of the Sub-Advisor.

Response to Comment 16

The Value Stocks Investment Risk has been removed from the prospectus.

Comment 17 – Performance

Please supplementally disclose to the Staff the broad-based securities index the Fund will utilize in its Performance section.

Response to Comment 17

The Fund intends to use the Russell 1000 Index for performance comparison purposes.

Comment 18 – Purchase and Sale of Fund Shares

Please confirm the Fund’s website disclosure will include all of the information required by Rule 6c-11(c)(1)(i)-(vi) under the 1940 Act.

Response to Comment 18

The Fund confirms that its website will include all of the information required by Rule 6c-11(c)(1)(i)-(vi) under the 1940 Act.

Comment 19 – Additional Information on the Fund's Investment Objective and Strategies

Form N-1A provides that the Principal Investment Strategies required by Item 4 in the summary section should be based on information given in Item 9 of Form N-1A. Accordingly, please provide the Fund’s Principal Investment Strategies in Item 9(b) that appear in summarized form in the Fund’s Item 4(a) disclosure.

Response to Comment 19

The Fund believes that the investment strategy disclosure, as currently separated between Items 4 and 9, is compliant with the requirements of Form N-1A and is presented in a manner conducive to investor comprehension.

Comment 20 – Additional Information on the Fund's Investment Objective and Strategies

The Staff notes it is not expected that the Fund will invest in securities of other investment companies. For any such investments that the Fund would be subject to limitations imposed by the 1940 Act and related rules and interpretations, confirm that if the Fund does make such investments, the Fund will reflect any acquired fund fees and expenses in the Fee Table if the fees and expenses are greater than one basis point. If the Fund does make investments in other investment companies for which the Advisor or an affiliate serves as such fund’s investment advisor, please confirm that appropriate conflicts disclosure is included in the Fund’s prospectus.

Response to Comment 20

While it is not anticipated that the Fund will invest in securities of other investment companies, the Fund confirms that to the extent there are acquired fund fees and expenses required to be disclosed, the Fund will revise its prospectus according to the Staff’s comment.

Comment 21 – Additional Information on the Fund's Investment Objective and Strategies

The Staff notes the Item 9 disclosure states, “The Fund has an investment strategy that may frequently involve buying and selling portfolio securities.” Accordingly, please consider adding Item 4 disclosure regarding the Fund’s frequent purchase and selling of securities.

Response to Comment 21

The above-reference to frequent buying and selling of portfolio securities has been removed from the prospectus.

Comment 22 – Additional Information on the Fund's Investment Objective and Strategies

The Staff notes the Item 9 disclosure states, “High portfolio turnover may result in the Fund paying higher levels of transaction costs, including brokerage commissions, dealer mark-ups and other costs and may generate greater tax liabilities for shareholders.” Please consider adding corresponding Principal Risk disclosure regarding high portfolio turnover if it will be a material risk to the Fund.

Response to Comment 22

The above-reference to high portfolio turnover rate has been removed from the prospectus. Accordingly, risk disclosure has not been added to the prospectus because the Fund believes it is not a material risk.

Comment 23 – Fund Investments

Please change “Illiquid Securities” to “Illiquid Investments.”

Response to Comment 23

The prospectus has been revised in accordance with this comment.

Comment 24 – Non-Principal Risks

In relation to the Borrowing and Leverage Risk, please supplementally confirm if the Fund will be able to draw credit facility. If so, please disclose the existence of such facility and what the Fund may borrow. Additionally, please provide the material terms of the credit agreement, if applicable.

Response to Comment 24

The Fund confirms it will not use a credit facility.

Comment 25 – Non-Principal Risks

The Staff notes the Cash Transaction Risk states, “These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units in the form of creation and redemption transaction fees.” Please consider changing the term “principally” to “entirely.”

Response to Comment 25

The prospectus has been revised in accordance with this comment.

Comment 26 – Management of the Fund

The Staff notes the Sub-Advisor’s information is dated as of September 30, 2020. Please update this date along with corresponding information, if available.

Response to Comment 26

The prospectus has been revised in accordance with this comment.

Comment 27 – General

Please consider including a statement that the financial highlights are not yet available since the Fund has not yet commenced operations.

Response to Comment 27

The prospectus has been revised in accordance with this comment.

Comment 28 – General

Please update the SEC’s Public Reference Room reference on the back cover to the updated information provided on Form N-1A.

Response to Comment 28

The prospectus has been revised in accordance with this comment.

Comment 29 – General

Please add the 1940 Act file number disclosure to the back cover of the prospectus.

Response to Comment 29

The prospectus has been revised in accordance with this comment.

Comment 30 – Statement of Additional Information

The Staff notes the Statement of Additional Information provides, “Notwithstanding restriction (7) above, to the extent the Fund invests in other investment companies, it will consider, to the extent practicable, the investments of the underlying investment companies when determining compliance with the limitations set forth in restriction (7) above.” Please explain the rationale of the qualifying language (e.g., “to the extent practicable”).

Response to Comment 30

The Fund has the ability to look through to the holdings of some, but not all, investment companies. For example, an exchange-traded fund’s holdings are public, but a mutual fund and closed-end fund’s holdings are not public and are reported on a delay. The disclosure in the Statement of Additional Information generally references investments in other investment companies; therefore, the qualifying language is appropriate since the Fund has no ability to look through to the holdings of all underlying funds.

Comment 31 – Statement of Additional Information

In the trustees and officers table, please consider including the year rather than the phrase “Since inception.”

Response to Comment 31

The Fund declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A.

Comment 32 – Statement of Additional Information

Please supplementally confirm if the Fund will continue to disseminate the Intra-Day Portfolio Value information if the Fund will rely on Rule 6c-11.

Response to Comment 32

Given the Fund is focused on U.S. equity securities, the Fund does anticipate disseminating the Intra-Day Portfolio Value.

Comment 33 – Statement of Additional Information

In the Proxy Voting Policies and Procedures section, the Fund should disclose where appropriate how the Fund will approach relevant ESG proxy issues for its portfolio companies. Alternatively, the Fund should explain supplementally why such disclosure is not required.

Response to Comment 33

The “Proxy Voting Policies and Procedures” section of the Statement of Additional Information has been revised to explain that First Trust will have the proxy voting responsibilities for the Fund. First Trust has engaged the services of Institutional Shareholder Services Inc. (“ISS”) to make recommendations to First Trust on the voting of proxies relating to securities held by the Fund. First Trust has adopted the ISS Proxy Voting Guidelines, which specifically provides general recommendations on “Social and Environmental Issues.” While these guidelines are not intended to be all-inclusive, they do provide guidance on First Trust’s general voting policies. The ISS Proxy Voting Guidelines will be attached as an exhibit to the Statement of Additional Information.

Comment 34 – Exhibits

Please file the Sub-Advisor’s and Distributor’s codes of ethics.

Response to Comment 34

The Sub-Advisor’s and Distributor’s Code of Ethics will be filed with the Registration Statement or incorporated by reference.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren